LiveReel Media Corporation

formerly Noble House Entertainment Inc.

Name Change and Corporate Update

Toronto, Ontario, 26, 2006 – LiveReel Media Corporation (“LiveReel” or “the Company”), formerly Noble House Entertainment Inc., announced today that the Company has completed its continuance under the jurisdiction of the Canada Business Corporations Act (the “CBCA”). As part of this transaction, the Company has changed its name to its current form.  LiveReel is currently seeking approval to change its OTC Bulletin Board trading symbol as well as updating its CUSIP number  and share certificates.  A further announcement will be made with regards to these matters.

The Company also announced that Mr. John Robinson and Ms. Kimberley Robinson have resigned from its board of directors and that Mr. Steve Dabbah has been appointed to the board.

“We want to thank John and Kimberley for their contribution as board members and wish them all the best in the future,” said Gregg Goldstein, CEO.  “At the same time, we are very excited for Steve to join our board.  His experience dealing with public companies internationally will be helpful as LiveReel grows.”

Since 1989, Mr. Dabbah has been the Chairman and Chief Executive Officer of Dabbah Securities Corp., a New York based NASD broker / dealer firm and investment banking boutique.  Dabbah Securities specializes in equity, fixed income and derivatives execution and implementation. Mr. Dabbah is also the principal of Bedrock Capital Management, LLC, an asset management firm and Bedrock Advisors, LLC a commodity pool operator and commodity trading adviser registered with the CFTC.

About LiveReel

LiveReel Media Corporation (“LiveReel”) is a film and television production and distribution company, develops highly commercial and artistic projects that are international in both scope and content.  Strong industry relations form the foundation for co-production ventures.  LiveReel facilitates industry financing, production and distribution of its projects.

For more information, please contact investor.relations@nhentertainment.com.

No regulatory authority has approved nor disapproved the content of this release.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). In particular, when used in the preceding discussion, the words "plans", "confident that", "believe", "expect", or "intend to", and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act. Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements.